SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-06706
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Badger Meter Employee Savings and Stock Ownership Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, WI 53223

REQUIRED INFORMATION
The Badger Meter Employee Savings and Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Badger Meter Employee Savings and Stock
Ownership Plan
Financial Statements and Additional Information
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Employee Benefit Plans Committee of the Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock Ownership Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2008 and reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
June 17, 2009
Milwaukee, Wisconsin

Badger Meter Employee Savings and Stock
Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2008

	Unallocated	Allocated	Total

Assets:
Cash and cash equivalents	$36,553	$361,000	$397,553
Investments, at fair value	3,678,082	60,384,056	64,062,138
Sponsor contribution receivable	39,300	—	39,300
Interest receivable	38	10,329	10,367
Pending trades	—	37,600	37,600

Total assets	3,753,973	60,792,985	64,546,958

Liability:
Notes payable	(658,793)	—	(658,793)

Net assets available for benefits, at fair value	3,095,180	60,792,985	63,888,165

Adjustment from fair value to contract value for fully benefit-responsive contract	—	(130,072)	(130,072)

NET ASSETS AVAILABLE FOR BENEFITS	$3,095,180	$60,662,913	$63,758,093

See accompanying notes to financial statements.	5

Badger Meter Employee Savings and Stock
Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2007

	Unallocated	Allocated	Total

Assets:
Cash and cash equivalents	$41,501	$543,983	$585,484
Investments, at fair value	6,180,310	80,935,275	87,115,585
Interest receivable	163	7,640	7,803
Pending trades	—	53	53

Total assets	6,221,974	81,486,951	87,708,925

Liability:
Notes payable	(682,034)	—	(682,034)

Net assets available for benefits, at fair value	5,539,940	81,486,951	87,026,891

Adjustment from fair value to contract value for fully benefit-responsive contract	—	(193,329)	(193,329)

NET ASSETS AVAILABLE FOR BENEFITS	$5,539,940	$81,293,622	$86,833,562

See accompanying notes to financial statements.	6

Badger Meter Employee Savings and Stock
Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

	Unallocated	Allocated	Total

Additions:
Investment income:
Interest and dividends	$51,484	$1,203,545	$1,255,029

Contributions:
Company	39,300	—	39,300
Roll over	—	118,755	118,755
Participants	—	3,161,318	3,161,318

Total contributions	39,300	3,280,073	3,319,373

Total additions	90,784	4,483,618	4,574,402

Deductions:
Net depreciation in fair value of investments	2,019,166	21,940,007	23,959,173
Benefits paid to participants	—	3,655,295	3,655,295
Interest expense	33,153	—	33,153
Loan fees	—	2,250	2,250

Total deductions	2,052,319	25,597,552	27,649,871

Allocation of 10,750 shares of common stock of Badger Meter, Inc.	(483,225)	483,225	—

Net decrease	(2,444,760)	(20,630,709)	(23,075,469)

Net assets available for benefits:

Balance at beginning of year	5,539,940	81,293,622	86,833,562

Balance at end of year	$3,095,180	$60,662,913	$63,758,093

See accompanying notes to financial statements.	7

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 1	Description of the Plan

General

The following description of Badger Meter Employee Savings and Stock Ownership Plan (the “Plan”) is for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan. The Plan has two components: a 401(k) savings and a leveraged employee stock ownership plan (ESOP).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan purchased Company shares using proceeds of a bank borrowing (Note 5). The bank note is guaranteed by the Company. The shares purchased with the bank note payable were original deposited into an unallocated account. As the Plan makes each principal payment, the Company’s stock owned by the Plan can be allocated to participants accounts in accordance with applicable regulations under the Internal Revenue Code (“ Code”).

The bank borrowing is collateralized by the unallocated shares of stock and is guaranteed by the Company. Shares fully vest upon allocation. The lender has no rights against shares once they are allocated under the ESOP.

The Plan’s financial statements present separately the assets and liabilities and charges therein related to:

1 The accounts of participants with vested rights in allocated stock (allocated), and

2 Stock not yet allocated to participants (unallocated).

Eligibility

Substantially all domestic employees of Badger Meter, Inc. (the “Company”) are eligible to participate in the Plan.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 1	Description of the Plan (Continued)

Contributions

Participants may elect to contribute to the Plan up to 20% of their eligible compensation, subject to amounts allowable by the Code. Participants do not contribute to the ESOP component of the Plan.

The Company may make a discretionary matching contribution to the Plan. In order to be eligible to receive a Company match a participant must be employed as of the last day of the plan year or retired within the year. The Company made a matching contribution to participant accounts in 2008 equal to 25% of the first 7% of participants’ compensation. To the extent the fair value of the Company shares committed to be released are not sufficient, the Company must contribute either additional shares of the Company’s stock or cash.

The Company may also make discretionary contributions to the plan. Other discretionary contributions are allocated in equal amount to all participants accounts. No other discretionary contributions were made in 2008.

To the extend accumulated cash dividends on the Company stock in suspense, investment income, and other discretionary Company contributions are not sufficient to meet the debt service requirement of the Plan’s note payable (see note 5), the Company is required to make a contribution to the Plan. In 2008, the Company’s required contribution was $39,300.

As principal and interest payments are made by the Plan on the note payable, unallocated shares of Badger Meter, Inc. common stock, which serve as collateral on the note payable, are released and allocated to participant accounts. In 2008 and 2007, the Company’s matching contributions were satisfied by the release and allocation of shares in 2009 and 2008, respectively. The fair value of the Company’s common stock as of December 31 is used to determine the fair value of the allocated shares.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 1	Description of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, if any, and Plan earnings. The Company’s discretionary contribution (excluding the matching contribution) is allocated equally to all participants. Plan earnings are allocated based on the participant’s account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in all amounts in their accounts.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the participant’s account shall generally be distributed in a single lump sum at the participant’s option. Final distributions will be made either in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

Withdrawals

A participant’s contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship, a one-time distribution after age 59 1/2, or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expense, purchase of the participant’s principal residence, or other financial need that cannot be met from other resources of the participant. All withdrawals are subject to approval by the Plan Administrator.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 1	Description of the Plan (Continued)

Investment Options

The Plan provides for various investment options in mutual funds, Company common stock, and a guaranteed income contract. As of December 31, 2008, participants could select from nineteen investment options. Participants can direct up to 50% of their contributions into the Badger Meter Company Stock Fund which is a unitized fund comprised primarily of the Company’s common stock along with cash for liquidity purposes. Nonparticipant directed investments consist of the unallocated shares of Badger Meter, Inc. common stock (see note 4). Information about changes in nonparticipant directed investments is presented in the unallocated portion of the Statement of Changes in Net Assets Available for Benefits.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.66% percent to 7.25%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Loan maturities cannot exceed 60 months and are secured by the participants’ vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant Accounts above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the Plan Administrator.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires the administrators to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates and are subject to change in the near term.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 2	Summary of Significant Accounting Policies (Continued)

Expenses

Expenses related to the administration of the Plan are paid by the Company. Investment expenses are paid by the Plan and reimbursed by the Company at its discretion. Loan fees are charged to the participant’s account requesting the loan.

Payment of Benefits

Benefits are recorded when paid.

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 3	Fair Value Measurements

SFAS No. 157, “Fair Value Measurements,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs consist of inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect assumptions that market participants would use in pricing assets or liabilities. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.

Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares. Shares of the Badger Meter, Inc. common stock are valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. Common collective trusts with underlying investments in fully benefit responsive investment contracts are stated at fair value of the underlying investments adjusted by the issuer to contract value. The fair value of the guaranteed interest contract is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Participant loans are stated at amortized costs that approximate fair value.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 3	Fair Value Measurements (Continued)

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits.

		Fair Value
		Measurements Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Unobservable	Unobservable
		Assets	Inputs	Inputs
December 31, 2008	Fair Value	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$11,628,073	$11,628,073	$—	$—
Common stock	26,053,431	26,053,431	—	—
Common collective trust	6,704,867	—	6,704,867	—
Investment contract with insurance company	18,561,419	—	—	18,561,419
Participant loans	1,114,348	—	—	1,114,348

Total	$64,062,138	$37,681,504	$6,704,867	$19,675,767

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 3	Fair Value Measurements (Continued)

A summary of changes in the fair value of the Plan’s Level 3 assets is as follows:

	Guaranteed
	Income	Participant
Year ended December 31, 2008	Contract	Loans	Total

Beginning balance	$15,009,652	$1,090,061	$16,099,713

Total gains or losses (realized and unrealized included in changes in net assets available for benefits)	—	—	—

Purchases, sales, issuances, settlements (net)	3,551,767	24,287	3,576,054

Ending balance	$18,561,419	$1,114,348	$19,675,767

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 4	Investments

Investment Contract with Insurance Company

The Plan entered into a fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Mass Mutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed income contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed income contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

This contract is an unallocated insurance contract, which is credited at least semi-annually for interest earned. Interest rates for 2008 and 2007 were 4.20% — 3.70% and 4.35%, respectively. Mass Mutual determines the semi-annual guaranteed interest rate each January 1 and July 1. The average yields for 2008 and 2007 were 3.95% and 4.35%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan believes that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is not probable.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements
Note 4	Investments (Continued)

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

2008

Badger Meter, Inc. common stock	$(13,791,598)
Common collective trusts	(3,992,409)
Mutual funds	(6,175,166)

Net depreciation in fair value of investments	$(23,959,173)

Investments that represent 5% or more of fair value of the Plan’s net assets as of December 31, are as follows:

	2008	2007

Badger Meter, Inc. common stock	$26,053,431	$42,216,455
M&I Growth Balanced Portfolio	3,004,792	5,328,506
M&I Diversified Stock Portfolio	3,700,075	5,953,394
Massachusetts Mutual Guaranteed Income contract	18,561,419	15,009,651
Heartland Value Plus Fund	4,145,283	4,371,225

Investments in fully benefit responsive contracts are reported at contract value and other investments are reported at fair value.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements

Note 5	Note Payable

At December 31, 2008 and 2007, the outstanding balance on the loan was $658,793 and $682,034, respectively. The terms of the loan allow variable payments of principal with the final principal and interest payment due April 30, 2010. Interest is payable at the prime interest rate (effective rate of 3.25% at December 31, 2008) or at the LIBOR rate plus 1.50% (effective rate of 4.752% at December 31, 2008). At December 31, 2008, the Plan has exercised its option to designate the outstanding balance as a LIBOR rate loan to secure a fixed annual rate. The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan. The Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest.

The note agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released are allocated to the participants’ accounts when authorized by the Company.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements

Note 5	Note Payable (Continued)

At December 31, the Plan’s investment in allocated and unallocated shares of Badger Meter, Inc. common stock is as follows:

	2008
	Shares	Cost	Fair Value

Allocated	771,032	$6,697,910	$22,375,349
Unallocated	126,743	651,586	3,678,082

Total	897,775	$7,349,496	$26,053,431

Per share			$29.02

	2007
	Shares	Cost	Fair Value

Allocated	801,694	$5,192,051	$36,036,145
Unallocated	137,493	706,851	6,180,310

Total	939,187	$5,898,902	$42,216,455

Per share			$44.95

In 2009, 17,552 shares of the Company’s common stock with a fair value of $509,361 were released and allocated to satisfy the Company’s 2008 matching contribution obligation. In 2008, 10,750 shares of the Company’s common stock with a fair value of $483,225 were released and allocated to satisfy the Company’s 2007 matching contribution obligation.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements

Note 6	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 26, 2002, stating that the Plan is qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. However, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Note 8	Related Party Transactions/Party in Interest

The Plan holds Badger Meter, Inc. common stock. The Company is the employer and plan sponsor. Transactions in the Company’s common stock are party-in-interest transactions.

The number of shares held by the plan was 897,775 and 939,187 as of December 31, 2008 and 2007, respectively. The fair value of the shares was $26,053,431 and $42,216,455 as of December 31, 2008 and 2007, respectively. The Plan earned dividends of $365,491 in 2008. In 2008, the Plan purchased Company shares with a cost of $3,973,956 and received proceeds from the sale of Company shares of $6,482,902 and realized a gain of $4,364,387 on these sales.

Certain Plan investments are units of common collective trust and mutual funds provided through the plan’s custodian. These investments and participant loans are party-in-interest transactions. The Plan custodian charged $2,250 in participant loan fees in 2008.

Badger Meter Employee Savings and Stock
Ownership Plan
Notes to Financial Statements

Note 9	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares are voted on by the Plan’s administrative committee on behalf of the collective best interest of plan participants and beneficiaries.

Supplemental Information

Badger Meter Employee Savings
and Stock Ownership Plan
Schedule H Item 4i — Schedule of Assets (Held at End of Year)
EIN: 39-0143280 Plan Number: 009
December 31, 2008

Identity of Issue	Description of Investment	Cost	Current Value

Badger Meter, Inc. Common Stock *	Common Stock	$7,349,496	$26,053,431

Insurance Company Insurance Contract	Guaranteed Income Contract	**	18,431,347
Heartland Value Plus Fund	Mutual Funds	**	4,145,283
Marshall Small Cap Growth Fund	Mutual Funds	**	530,790
Marshall Government Income Fun	Mutual Funds	**	2,040,390
Harbor International Fund	Mutual Funds	**	76,142
Marshall International Stock Fund *	Mutual Funds	**	1,511,063
M&I Growth Balanced Portfolio *	Common Collective Trusts	**	3,004,792
M&I Diversified Stock Portfolio *	Common Collective Trusts	**	3,700,075
Artisan Mid Cap Value Fund	Mutual Funds	**	80,187
Fidelity Advisor Mid Cap Fund	Mutual Funds	**	1,328,870
Davis N Y Venure Fund	Mutual Funds	**	1,284,743
T Rowe Price Growth	Mutual Funds	**	537,133
Fidelity Freedom 2040	Mutual Funds	**	3,929
Fidelity Freedom 2050	Mutual Funds	**	21,198
Fidelity Freedom 2010	Mutual Funds	**	228
Fidelity Freedom 2020	Mutual Funds	**	816
Fidelity Freedom 2030	Mutual Funds	**	5,813
Pimco Total Return Fund	Mutual Funds	**	61,487
Participant loans *	Interest rates ranging
	between 4.66% and 7.25%
	with various maturity dates	0	1,114,348

Total Assets (Held at End of Year)			$63,932,065

*	Party-in-interest.

**	Cost information not required for participant-directed investments.
See report of independent registered public accounting firm.

Badger Meter Employee Savings and Stock
Ownership Plan
Schedule H Item 4j — Schedule of Reportable Transactions
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2008

					Current Value
					of Asset on
	Description of				Transaction	Net Gain or
Identity of Issue	Asset	Purchase Price	Selling Price	Cost of Asset	Date	(Loss)

Category (iii) — Series of security transactions in excess of 5% of plan assets:

Badger Meter, Inc.	Common Stock	N/A	$6,482,902	$2,118,515	$6,482,902	$4,364,387
Badger Meter, Inc.	Common Stock	$3,973,956	N/A	$3,973,956	$3,973,956	N/A

Massachusetts Mutual Life Insurance Co.	Guaranteed Income Contract	N/A	$6,123,660	$6,118,436	$6,123,660	$5,224
Massachusetts Mutual Life Insurance Co.	Guaranteed Income Contract	$9,733,462	N/A	$9,733,462	$9,733,462	N/A

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2008.
See report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Badger Meter Employee Savings and Stock Ownership Plan
Date: June 17, 2009	By:	/s/ Richard A. Meeusen
Richard A. Meeusen
Administrative Committee Member

	By:	/s/ Ronald H. Dix
Ronald H. Dix
Administrative Committee Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23	Consent of Wipfli LLP, Independent Registered Public Accounting Firm